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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                  For  the month of         March, 2004
                                    -------------------------------------------


                              ATI TECHNOLOGIES INC.
                 (Translation of Registrant's Name into English)


         1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
                    (Address of Principal Executive Offices)


                  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F                          Form 40-F         X
                            ----------------                   -----------------


                  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No       X
                      --------------                    ---------------




                                Page 1 of 8 Pages
                           Index is located on Page 2


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                                      INDEX

Document                                                                                            Page Number
Press Release dated March 22, 2004                                                                       3

Signature Page                                                                                           8

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[GRAPHIC OMITTED]
For media inquiries:
Chris Evenden
Director, Public Relations
(905) 882-2600, Ext. 8107 or cevenden@ati.com




       QUALCOMM and ATI Join Forces to Create Wireless 3D Gaming Platform

         -- Industry Leaders Unleash the Power of Wireless 3D Gaming --

ATLANTA -- March 22, 2004 -- QUALCOMM Incorporated (Nasdaq: QCOM), pioneer and world leader of Code Division Multiple Access (CDMA) digital wireless technology, and ATI Technologies Inc. (TSX: ATY, Nasdaq: ATYT), the global leader for mobile graphics, today announced a strategic technology collaboration to create the next-generation wireless 3D gaming platform. As part of the collaboration, QUALCOMM's industry-leading Mobile Station Modem(TM) (MSM(TM)) baseband solutions will include ATI's highly optimized IMAGEON(TM) architecture to provide a fully featured, high-performance 3D gaming solution for 3G
CDMA2000(R) and WCDMA (UMTS) devices.

QUALCOMM will license and integrate the IMAGEON technology for its next-generation MSM7xxx(TM) family of chipsets, and will enable ATI to interface
IMAGEON Application Specific Integrated Circuits (ASICs) to QUALCOMM's
MSM6xxx(TM) chipsets -- providing QUALCOMM's manufacturing partners with a fully tested 3D multimedia hardware solution.


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This collaboration creates a rich 3D graphics and development environment which includes QUALCOMM's BREW(TM) solution, industry standard APIs, ATI's PC-level performance, and well established developer programs. This enables the development of value-added games for the mobile environment and easy porting to mobile devices, of some of the world's most popular PC and console-based games, resulting in new revenue generating opportunities for wireless operators and content providers.

"QUALCOMM and ATI have joined forces to deliver a superior 3D graphics solution to the wireless industry, furthering QUALCOMM's commitment to continually developing new uses for wireless," said Dr. Sanjay K. Jha, president of QUALCOMM
CDMA Technologies. "Combining our leadership in wireless communications with ATI's leading graphics expertise establishes a new standard of excellence for wireless 3D graphics applications and devices."

"ATI is pleased to partner with QUALCOMM as the wireless industry leader to increase the commercial availability of 3D gaming and multimedia devices and services for 3G CDMA," said Dave Orton, president and chief operating officer, ATI Technologies Inc. "We are leveraging many years of expertise in graphics and 3D gaming across all platforms as well as our vast and strong relationships with content providers to offer an outrageous 3D graphics experience for wireless consumers in a very low power environment."

"ATI and QUALCOMM, through the BREW solution, will assist Verizon Wireless to deliver an extreme 3D gaming experience to our customers," said James Straight, vice president of wireless data and multimedia services for Verizon Wireless.
"The combination of the BREW system and ATI's graphics solution, will enable publishers and developers to push the envelope with their exciting mobile offerings, giving our customers a superior gaming experience."




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This collaboration will leverage the revenue-generating opportunities of the rapidly growing wireless gaming industry. IDC estimates that wireless gaming revenue could generate USD $1 billion by 2006 for wireless carriers in the United States.

QUALCOMM will showcase a variety of 3G CDMA wireless products and solutions at CTIA Wireless 2004 in Atlanta, March 22-24 in booth number 3931 (hall B4) at the
Georgia World Congress Center. QUALCOMM will hold a press conference on "Multimedia Convergence" on Monday, March 22 from 2-2:30 p.m. in the CTIA 2004 press conference facilities. ATI executives will be available to provide additional details on this collaboration.

QUALCOMM's chipsets include access to QUALCOMM's BREW solution. The BREW system enables the development and monetization of advanced applications and content, allowing operators and OEMs to differentiate their products and services and increase revenues. QUALCOMM's chipsets are also compatible with the Java runtime environment; J2ME(TM) can be built entirely on the chipset as an extension to the BREW solution.

ATI Technologies Inc. is the world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost visual processor unit (VPU) provider.
ATI is dedicated to delivering leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstations, set-top and digital televisions, game consoles and handheld device markets. With 2003 revenues in excess of US $1.3 billion, ATI has more than 2,200 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).



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QUALCOMM Incorporated (www.qualcomm.com) is a leader in developing and delivering innovative digital wireless communications products and services based on the Company's CDMA digital technology. Headquartered in San Diego, Calif., QUALCOMM is included in the S&P 500 Index and is a 2003 FORTUNE 500(R) company traded on The Nasdaq Stock Market(R) under the ticker symbol QCOM.

Except for the historical information contained herein, this news release contains forward-looking statements that are subject to risks and uncertainties, including the Company's ability to successfully design and have manufactured significant quantities of CDMA components, including integrating the IMAGEON technology into existing and future products, on a timely and profitable basis, the extent and speed to which CDMA is deployed, change in economic conditions of the various markets the Company serves, as well as the other risks detailed from time to time in the Company's SEC reports, including the report on Form 10-K for the year ended September 28, 2003, and most recent Form 10-Q.

                                     - 30 -

QUALCOMM is a registered trademark of QUALCOMM Incorporated. BREW, Mobile
Station Modem, MSM, MSM6xxx and MSM7xxx are trademarks of QUALCOMM Incorporated.
IMAGEON is a trademark of ATI Technologies Inc. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies
Inc. CDMA2000 is a registered trademark of the Telecommunications Industry
Association (TIA USA). All other trademarks are the property of their respective owners.


1 IDC, U.S. Wireless Gaming Forecast Update, 2003-2008: Mobile Users Just Wanna
Have Fun, December 2003

ATI Contacts
Chris Evenden, Director, Public Relations
Phone:  1-416-509-0890
E-mail:  cevenden@ati.com
or
Janet Craig, Director, Investor Relations
Phone:  1-416-997-9006
E-mail:  janet@ati.com
or
Anne Ferguson, Porter Novelli
Phone: 416-422-7154
E-mail: anne.ferguson@porternovelli.com




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QUALCOMM Contacts:
Jennifer Bernas, QUALCOMM CDMA Technologies
Phone:  1-858-845-7571
E-mail:  qct_publicrelations@qualcomm.com
or
Emily Gin, Corporate Public Relations
Phone:  1-858-651-4084
E-mail:  publicrelations@qualcomm.com
or
Bill Davidson, Investor Relations
Phone:  1-858-658-4813
E-mail:  ir@qualcomm.com



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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     ATI TECHNOLOGIES INC.



Date:  March 24, 2004      By:      //Terry Nickerson//
                                    -------------------------------------------
                                    Name:    Terry Nickerson
                                    Title:   Senior Vice President, Finance and
                                    Chief Financial Officer